

CORPORATE CATERING





Barbecue catering that means business

Est. 1997

Helping you host corporate bonding sessions

When it comes to feeding 10 or more people at your meeting or event, Mill City Corporate Catering has got you covered. We'll make you shine with our mouthwatering menu and unparalleled service.





Our Story

Mill City BBQ Corporate Catering is a specialized catering service that aims to provide high-quality, flavorful BBQ meals to corporate clients in the region. Our focus is on delivering exceptional food, outstanding service, and a memorable dining experience for corporate events, meetings, and conferences. With our expertise in BBQ cuisine and a commitment to professionalism, we are poised to become the go-to catering choice for businesses in need of delicious BBQ fare.







Our Perks

At Mill City Corporate Catering, we pride ourselves on our extensive expertise in delivering exceptional catering services for corporate events. With years of experience and a dedicated team of culinary professionals, we have honed our craft to ensure that every event we cater is a resounding success. Here's what sets us apart



Corporate Caterer's is America's Favorite Office Caterer. Here's why:

- **Wide variety of menu options**
- **Easy ordering: online or by phone**
- **Orders always include delivery, setup and cleanup**
- **An elevated level of catering services – we even pack the leftovers**
- **All lunches include our signature tropical chips, our famous house salad and dessert**



Our Menu

A side of productivity comes with every dish.

Our diverse menu features delicious catering options for meetings and business events:

- **Breakfast options**
- **Healthy choices**
- **Asian, Italian, Tex-Mex cuisine**
- **Vegetarian and dietary considerations**
- **Snacks, beverages and desserts**
- **Affordable prices**
- **Weekly specials**



At Mill City Corporate Catering, we believe in creating customized menus that perfectly match the unique preferences and dietary needs of our clients. Our goal is to deliver a memorable dining experience that exceeds expectations and leaves a lasting impression on your guests. Here are some highlights of our tailored menu options:





Smoked Meats

- **Pulled Pork: Tender, slow-smoked pulled pork served with your choice of signature BBQ sauce.**

- **Beef Brisket: Succulent, smoked beef brisket sliced to perfection and served with a rich BBQ glaze.**

- **St. Louis Style Ribs: Fall-off-the-bone, smoked pork ribs coated in a savory BBQ rub.**

- **BBQ Chicken: Juicy, smoked chicken pieces glazed with your choice of BBQ sauce.**

- **Smoked Sausage: Flavorful, hickory-smoked sausage links served with mustard or BBQ sauce.**





Vegan and Vegetarian Options

- **Grilled Portobello Mushrooms:** Marinated and grilled portobello mushroom caps served with balsamic glaze.

- **BBQ Jackfruit Sliders:** Tender jackfruit simmered in BBQ sauce and served on mini buns with tangy slaw.

- **Grilled Vegetable Skewers:** Colorful skewers featuring a variety of grilled seasonal vegetables.

- **Vegan BBQ "Chicken" Wings:** Crispy and flavorful vegan "chicken" wings coated in BBQ sauce.

- **Vegan Coleslaw:** A refreshing blend of shredded cabbage, carrots, and vegan dressing.





Sides

- **Mac and Cheese:** Creamy, cheesy macaroni with a golden breadcrumb crust.

- **Baked Beans:** Slow-cooked beans in a smoky and tangy BBQ sauce.

- **Cornbread:** Sweet and fluffy cornbread squares, perfect for dipping in BBQ sauce.

- **Roasted Seasonal Vegetables:** A medley of fresh vegetables roasted to perfection.

- **Green Salad:** A refreshing mix of crisp greens, cherry tomatoes, cucumbers, and your choice of dressing.







Desserts & Beverages

Desserts

- Peach Cobbler: Warm, spiced peaches topped with a buttery, crumbly crust.

- Vegan Chocolate Cake: Rich and moist chocolate cake made without any animal products.

- Fresh Fruit Platter: An assortment of seasonal fruits, beautifully arranged.

Beverages

- Assorted Soft Drinks
- Iced Tea
- Lemonade
- Fruit Infused Water



we pride ourselves on our extensive expertise in delivering exceptional catering services for corporate events. With years of experience and a dedicated team of culinary professionals, we have honed our craft to ensure that every event we cater is a resounding success. Here's what sets us apart.



Contact



CALL
+978-905-1166



LOCATION
11KEARNEY SQ, LOWELL MA



EMAIL
MILLCITYBBQ@GMAIL.COM



WEBSITE
MILLCITYBARBECUE.COM



CATERING FAQs

How do I cancle my order?

Kindly provide 24-48 hour notice by giving us a call.

Do you provide guest ware?

Yes, guest ware is included in your delivery. We provide plates, napkins, cutlery, serving utensils and linen for tables you provide for us to set up. etc.

How does the pricing work?

Menu packages are priced per person; we cater to groups of 10 or more.

I'm still not sure what to order, can you provide a quote?

Feel free to give us a call and we will gladly send you a quote.

Do you provide tables?

Unfortunately we do not provide tables.

What do you have for vegetarians?

We offer grilled/steamed veggies, veggie wraps, rice, salad and pasta. Please see your menu page online for complete menu details.

Can I pick up the food?

You don't have to! Delivery is included in every catering order.

Does your staff stay to serve?

Our staff does not stay to serve. However, we do deliver, set up, We can aslo stay to serve with a service fee attached to your order.

Do you provide for those who are gluten free?

Unfortunately, we cannot guarantee that our food is gluten free. However, we do provide lots of options for those who are gluten-sensitive or following a reduced-gluten diet. Please see our online menu page for complete menu details.

How long in advance do I need to place my order?

Please place your order 24 hours in advance to ensure your desired delivery time and menu item is available.

What's your minimum?

We cater to groups of 10 or more.



